UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of SEPTEMBER, 2005.

                        Commission File Number: 0-30920


                           BARADERO RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           BARADERO RESOURCES LIMITED
                                           -------------------------------------

Date:  SEPTEMBER 6, 2005                  /s/ Nick DeMare
     ------------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                           BARADERO RESOURCES LIMITED

                             ANNUAL INFORMATION FORM
                                  FOR THE YEAR
                               ENDED MAY 31, 2005




                          DATED AS OF SEPTEMBER 6, 2005

                                TABLE OF CONTENTS

ITEM 1      THE CENTRASIA TRANSACTION..........................................1
ITEM 2      DOCUMENTS INCORPORATED BY REFERENCE................................1
ITEM 3      CORPORATE STRUCTURE................................................1
   ITEM 3.1       NAME, ADDRESS AND INCORPORATION..............................1
   ITEM 3.2       INTERCORPORATE RELATIONSHIPS.................................2
ITEM 4      GENERAL DEVELOPMENT OF THE BUSINESS................................2
   ITEM 4.1       THREE YEAR HISTORY...........................................2
ITEM 5      DESCRIPTION OF THE BUSINESS........................................2
   ITEM 5.1       GENERAL......................................................2
   ITEM 5.2       RISK FACTORS.................................................2
   ITEM 5.3       MINERAL PROPERTIES...........................................2
ITEM 6      DIVIDENDS..........................................................3
ITEM 7      DESCRIPTION OF CAPITAL STRUCTURE...................................3
ITEM 8      MARKET FOR SECURITIES (TRADING PRICE AND VOLUME)...................3
ITEM 9      ESCROWED SECURITIES................................................4
ITEM 10     DIRECTORS AND OFFICERS.............................................4
   ITEM 10.1      NAME, OCCUPATION AND SECURITY HOLDING........................4
   ITEM 10.2      CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS....6
   ITEM 10.3      CONFLICTS OF INTEREST........................................6
ITEM 11     LEGAL PROCEEDINGS..................................................7
ITEM 12     INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS.........7
ITEM 13     TRANSFER AGENTS AND REGISTRARS.....................................7
ITEM 14     MATERIAL CONTRACTS.................................................7
ITEM 15     ADDITIONAL INFORMATION.............................................7

ITEM 1:     THE CENTRASIA TRANSACTION

Pursuant to a share purchase agreement among Baradero Resources Limited ("Baradero" or the "Company"), Centrasia Mining Corp. ("Centrasia") and the shareholders of Centrasia dated July 25, 2005 (the "Formal Agreement"), Baradero proposes to acquire Centrasia by way of a share for share exchange between Baradero and the Centrasia Shareholders pursuant to which Baradero will issue to the Centrasia shareholders one Baradero share in exchange for each Centrasia share held and Centrasia will become a wholly-owned subsidiary of Baradero (the "Acquisition"). Completion of the Acquisition will result in Baradero effectively becoming involved in the acquisition, exploration and development of mineral properties in the Kyrgyz Republic, through Centrasia.

At an annual and special meeting of the shareholders of Baradero to be held on Monday, September 12, 2005, shareholders will be asked to approve the Acquisition. Details of the Acquisition are set out in the Company's information circular with respect to the meeting dated August 11, 2005, a copy of which has been filed on WWW.SEDAR.COM (the "Information Circular").

The Acquisition will have a profound effect upon the Company and in order to be aware of all material information concerning the Company, it is necessary to review the Information Circular carefully. As is noted below, the Information Circular is incorporated by reference in this Annual Information Form and specific reference is made to certain sections of it throughout this Annual Information Form.

ITEM 2:     DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference in this Annual Information Form, all of which have been filed on WWW.SEDAR.COM.

1. The Information Circular dated as of August 11, 2005 in respect of the annual and special meeting of shareholders of the Company to be held on September 12, 2005:

2. The audited annual financial statements and Management Discussion and Analysis of the Company for the fiscal year ended May 31, 2005;

3. The Technical Report for the Bulakashu Property dated June 15, 2005, prepared by Dean J. Besserer, B.Sc., P.Geol. of APEX, as the responsible independent qualified person, in accordance with National Instrument 43-101
     - Standards of Disclosure for Mineral Projects.  (the "Technical  Report");
     and

4. The Company's news release and material change report dated August 16, 2005.

ITEM 3:     CORPORATE STRUCTURE


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                                      -2-


ITEM 3.1:   NAME, ADDRESS AND INCORPORATION

Baradero Resources Limited (the "Company" or "Baradero") was incorporated under the COMPANY ACT (British Columbia) on December 10, 1999 under the name "Buck Ventures Ltd." On May 10, 2000, Baradero changed its name to "QDM Ventures Ltd." and on September 25, 2001 it changed its name to "California Exploration Ltd.", filed Articles of Continuation under the BUSINESS CORPORATIONS ACT (Yukon), and changed its domicile from British Columbia to the Yukon Territory. On November 23, 2004, Baradero filed a Continuation Application and Notice of Articles under the BUSINESS CORPORATIONS ACT (British Columbia) to change its domicile from the Yukon Territory to the Province of British Columbia.

Baradero's head office and registered and records office is located at Suite 1305 - 1090 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3V7.

ITEM 3.2:   INTERCORPORATE RELATIONSHIPS

Baradero has two subsidiaries which have been incorporated solely for the purpose of the Acquisition. Magellan Holdings (BVI) Corp. is a wholly-owned subsidiary of Baradero, and is incorporated under the laws of the British Virgin Islands. Magellan Gold (BVI) Inc. is a wholly-owned subsidiary of Magellan Holdings (BVI) Corp., and is also a company incorporated under the laws of the British Virgin Islands. Upon completion of the Acquisition, Magellan Gold (BVI) Inc. will acquire the Marsa Option (as defined in the Information Circular) from Centrasia.

ITEM 4:     GENERAL DEVELOPMENT OF THE BUSINESS

ITEM 4.1:   THREE YEAR HISTORY

Reference is made to the section entitled "Three Year History" under the section "Business of Baradero" on pages 47-8 of the Information Circular.

ITEM 5:     DESCRIPTION OF THE BUSINESS

ITEM 5.1:   GENERAL

The Company has no business at present. If the Acquisition is completed, the Company will have acquired the business of Centrasia. Reference is made to the Information Circular and in particular to pages 10-28 for information concerning Centrasia and its business.

ITEM 5.2:   RISK FACTORS

Reference is made to the Information Circular and specifically to pages 40-5 and 56-7 for risk factors that apply to Centrasia and the Company.

ITEM 5.3:   MINERAL PROPERTIES

The Company has no mineral properties at present. If the Acquisition is completed, the Company will have an option to acquire an indirect interest in the Bulakashu Property (as defined in the Information Circular). Reference is made to the Information Circular and in particular to pages 10-28 for information on Centrasia and its business and the Bulakashu Property.

ITEM 6:     DIVIDENDS

To date, the Company has not paid any dividends on its common shares. Any decision to pay dividends on the common shares in the future will be made by the board of directors on the basis of earnings, financial requirements and other conditions existing at the time. Currently, the board of directors does not intend to pay any dividends. If the Acquisition is completed, it is anticipated that the Company will not pay dividends as all available funds will be used to undertake exploration and development programs on its mineral properties as well as for the acquisition of additional mineral properties.

There are no restrictions that could prevent the Company from paying dividends.

ITEM 7:     DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value, of which, as at May 31, 2005, 1,986,523 common shares were issued and outstanding as fully paid and non-assessable (2,101,523 as at September 6, 2005).

The holders of common shares are entitled to dividends, if, as and when declared by the board of directors, to one vote per share at meetings of the shareholders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of common shares.

ITEM 8:     MARKET FOR SECURITIES (TRADING PRICE AND VOLUME)

The Company's common shares traded on the TSX Venture Exchange during the fiscal year ended May 31, 2005 under the ticker symbol "BRH" and in the United States on the Over-the-Counter Bulletin Board Market with the ticker "BRHAF".

The monthly price ranges and volume traded of the Company's shares on the TSX Venture Exchange during the fiscal year ended May 31, 2005 were as follows:

--------------------------------------------------------------------------------
MONTH                         LOW                   HIGH                  VOLUME
--------------------------------------------------------------------------------

June, 2004                   $0.26                 $0.345                 60,416
July, 2004                   $0.23                 $0.235                    625
August, 2004                 $0.23                 $0.35                   2,500
September, 2004              $0.24                 $0.30                   1,625
October, 2004                $0.21                 $0.30                  27,625
November, 2004               $0.255                $0.255                  2,500
December, 2004               $0.30                 $0.255                  8,000
January, 2005                $0.30                 $0.23                   6,275
February, 2005               $0.35                 $0.27                  71,875
March, 2005                   N/A*                  N/A*                    N/A*
April, 2005                   N/A*                  N/A*                    N/A*
May, 2005                     N/A*                  N/A*                    N/A*
                                                                         -------
TOTAL:                                                                   181,441


* On February 25, 2005 trading in the shares of the Company was halted pending the filing of the Acquisition with the TSX Venture Exchange. Trading resumed on August 22, 2005.

The following is a summary of the trading for the period from August 22, 2005 to September 2, 2005 on the TSX Venture Exchange:

--------------------------------------------------------------------------------
                              LOW                   HIGH                  VOLUME
--------------------------------------------------------------------------------

                             $0.47                 $0.62                  81,750
                                                                          ======

ITEM 9:  ESCROWED SECURITIES

As of the date of this Annual Information Form, a total of 290,439 Baradero Shares are held in escrow as follows:

--------------------------------------------------------------------------------
                               ESCROWED SECURITIES
--------------------------------------------------------------------------------
Designation      Number of Securities         Percentage of Class as at the Date
 of Class           Held in Escrow             of this Annual Information Form
------------     --------------------         ----------------------------------

  Common                290,439                            13.8%
------------     --------------------         ----------------------------------

Baradero and the beneficial owners of the said shares entered into a surplus securities escrow agreement dated September 26, 2001 with Computershare Investor Services Inc. pursuant to which the 290,439 shares are currently held in escrow. Pursuant to the terms of this escrow agreement these shares are subject to release from escrow at six month intervals over a period ending on September 27, 2007.

The escrow agreement provides that the shares held in escrow pursuant to its terms and the beneficial ownership thereof may not be sold, assigned, hypothecated, transferred within escrow or otherwise dealt with in any manner without the prior written consent of the TSX Venture Exchange. In the event of the bankruptcy of an escrow shareholder, provided the TSX Venture Exchange does not object, the escrowed shares may be transferred to the trustees in the bankruptcy or such person legally entitled to the escrowed shares which shares will remain in escrow subject to the escrow agreement. In the event of the death of an escrow shareholder, provided the TSX Venture Exchange does not object, the escrowed shares held by the escrow shareholder will be released from escrow.

In respect of the Acquisition, 3,800,100 shares of the Company to be issued to the shareholders of Centrasia will be subject to a separate surplus securities escrow agreement. Reference is made to pages 66-7 of the Information Circular for details.

ITEM 10:    DIRECTORS AND OFFICERS

ITEM 10.1:  NAME, OCCUPATION AND SECURITY HOLDING

The names and municipalities of residence, offices held with the Company, principal occupations within the five preceding years and date of appointment of the directors and officers of the Company are as follows:

--------------------------------------------------------------------------------
NAME, MUNICIPALITY OF         PRINCIPAL OCCUPATIONS DURING   DATE OF APPOINTMENT
RESIDENCE, AND OFFICE HELD      THE FIVE PRECEDING YEARS        AS A DIRECTOR
--------------------------    ----------------------------   -------------------

NICK DEMARE(2)                Chartered Accountant            October 7, 2002
Burnaby, British Columbia,
Canada

President, Chief Executive
Officer, acting Chief
Financial Officer
and Director
--------------------------    ----------------------------   -------------------

ANDREW CARTER(2)              Independent Corporate           September 24, 2003
North Vancouver, British      Consultant
Columbia, Canada

Director
--------------------------    ----------------------------   -------------------
HARVEY LIM(2)                 Chartered  Accountant.          September 24, 2003
Burnaby, British Columbia,    Controller of Chase
Canada                        Management Ltd.

Director
--------------------------    ----------------------------   -------------------
DAVID HENSTRIDGE              Professional Geologist.          N/A
Victoria, Australia           President and CEO of
                              Tumi Resources Limited.
Corporate Secretary
--------------------------    ----------------------------   -------------------


(1) The information as to country of residence and principal occupation, not being within the knowledge of Baradero, has been furnished by the respective directors and executive officers individually.
(2)   Denotes member of the Audit Committee.

Directors are elected at each annual general meeting of the shareholders of Baradero and serve until the next annual general meeting or until their successors are elected or appointed.

As of the date hereof, the directors and executive officers of Baradero as a group beneficially own, directly or indirectly, or exercise control or direction over, approximately 176,631 Baradero Shares, representing 8.40% of the issued and outstanding Baradero Shares.

Upon the closing of the Acquisition, the directors and officers of the Company will change. Reference is made to pages 67-72 of the Information Circular for details.

ITEM 10.2   CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No director, officer or promoter of Baradero, or to the knowledge of management of Baradero shareholders holding enough securities to materially affect the control of Baradero is, or within the ten years prior to the date of this Annual Information Form has been, a director, officer or promoter of any issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days or was declared bankrupt or made a voluntary assignment in bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with that would likely be considered important to a reasonable investor making an investment decision.

No director, officer or promoter of Baradero or to the knowledge of management of Baradero shareholders holding enough securities to materially affect the control of Baradero has, within the ten years prior to the date of this Annual Information Form become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

ITEM 10.3   CONFLICTS OF INTEREST

Directors of Baradero are or may become directors of other reporting companies or have significant shareholdings in other mineral resource companies and, to the extent that such other companies may participate in ventures in which Baradero may participate, the directors of Baradero may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Baradero and its directors attempt to minimize such conflicts. In the event that such a conflict of interest arises at a meeting of the directors of Baradero, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases Baradero will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. In accordance with the laws of the Province of British Columbia, the directors of Baradero are required to act honestly, in good faith and in the best interests of Baradero. In determining whether or not Baradero will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to Baradero, the degree of risk to which Baradero may be exposed and its financial position at that time. Other than as indicated, Baradero has no other procedures or mechanisms to deal with conflicts of interest.

Baradero has an unwritten management agreement with Chase Management Ltd. ("Chase"), a company owned by Mr. Nick DeMare, whereby Baradero pays to Chase $5,000 per month, to provide accounting, administrative, professional and management services to Baradero. In addition, Baradero may request that Chase perform extra services in which case Chase will charge Baradero for its employees services at competitive rates. It is a provision of the Formal Agreement that Chase will continue to provide such services to the Company after the completion of the Acquisition. Upon completion of the Acquisition, the amount to be paid to Chase will be reduced to $3,000 per month as Mr. DeMare will no longer be required to provide services as President of the Resulting Issuer. Such services will be undertaken by Mr. Douglas Turnbull, who will become the President of the Company.

ITEM 11:    LEGAL PROCEEDINGS

As at the date of this Annual Information Form, neither Baradero nor Centrasia are a party to any outstanding legal proceedings, nor to the best of the knowledge of management of Baradero and Centrasia are any legal proceedings contemplated.

ITEM 12:    INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

During the three most recently completed financial years and during the current financial year no director or executive officer of the Company, person or company that owns or controls more than 10% of the outstanding voting securities of the Company, or associate or affiliate of such persons, has had a material interest in any transaction that has materially affected or will materially affect the Company, save and except as referenced in the Information Circular.

ITEM 13:    TRANSFER AGENTS AND REGISTRARS

The Company's Registrar and Transfer Agent is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, B.C. V3H 1S2.

ITEM 14:    MATERIAL CONTRACTS

The Company has not entered into any material contracts during its most recently completed financial year, or prior to that time which are still in effect, except for those contracts referenced on pages 58-9 of the Information Circular.

ITEM 15:    ADDITIONAL INFORMATION

Additional information relating to the Company may be found:

1.       on SEDAR at WWW.SEDAR.COM;

2. in the audited annual financial statements and Management Discussion and Analysis of the Company for the year ended May 31, 2005; and

3.       in  the  Information  Circular,   including  directors'  and  officers'
         remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans.